

Mail Stop 4628

March 1, 2018

<u>Via E-Mail</u>
Frank. J. Dellaquila
Senior Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Ave.
St. Louis, MO 63136

> **Re: Emerson Electric Co.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 20, 2017**
> **File No. 1-00278**

Dear Mr. Dellaquila:

We refer you to our comment letter dated February 1, 2018 regarding potential business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director